UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Victory Capital Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

92645B103
(CUSIP Number)

July 8, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 11,614,250 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,614,250 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,614,250 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 17.9%
12	Type of Reporting Person PN
(1)	This total represents the 11,614,250 shares of Class A common stock, par value $0.01 (“Class A Common Stock”) of Victory Capital Holdings, Inc. (the “Issuer”) that are directly beneficially owned by Crestview Partners II GP, L.P., Crestview Victory, L.P. (“Crestview Victory”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) and deemed to be beneficially owned by the Reporting Person.

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Victory, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 11,591,983
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,591,983
9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,591,983
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 17.9%
12	Type of Reporting Person PN

CUSIP No. 92645B103

13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Crestview Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a): ☐ (b): ☒
3	SEC Use Only
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 22,267
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 22,267
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,267
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
11	Percent of Class Represented by Amount in Row (9) 0.0%
12	Type of Reporting Person PN

Item 1.

(a)	Name of Issuer

Victory Capital Holdings, Inc., a Delaware corporation (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

15935 La Cantera Parkway; San Antonio, Texas 78256.

Item 2.

(a)	Name of Person Filing

See Item 2(b) below.

(b)	Address of Principal Business Office or, if none, Residence

(1)	Crestview Partners II GP, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(2)	Crestview Victory, L.P. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(3)	Crestview Advisors, L.L.C. c/o Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022

(c)	Citizenship

See item 4 on Cover Pages to this Schedule 13G.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP Number

92645B103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

See item 9 on Cover Pages to this Schedule 13G.

Crestview Partners II GP, L.P. is the general partner of each of Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P., each of which is a member of Crestview Victory GP, LLC and a limited partner of Crestview Victory, L.P. Crestview Victory GP, LLC is the general partner of Crestview Victory, L.P. Crestview Advisors, L.L.C. provides investment advisory and management services to certain of the foregoing entities.

Each of Crestview Partners II GP, L.P., Crestview Partners II, L.P., Crestview Partners II (TE), L.P., Crestview Partners II (FF), L.P., Crestview Offshore Holdings II (Cayman), L.P., Crestview Offshore Holdings II (FF Cayman), L.P. and Crestview Offshore Holdings II (892 Cayman), L.P. may be deemed to have beneficial ownership of the 11,591,983 shares of Common Stock directly owned by Crestview Victory, L.P.

Robert V. Delaney, Jr., Robert J. Hurst and Richard M. DeMartini are members of the Issuer’s board of directors. Mr. Delaney is a partner of Crestview, L.L.C. (which is the general partner of Crestview Partners II GP, L.P.) and Crestview Advisors, L.L.C. Mr. Hurst and Mr. DeMartini are Vice Chairman of Crestview, L.L.C. and Crestview Advisors, L.L.C. Alex J. Binderow is a former member of the Issuer’s board of directors and a former partner of Crestview, L.L.C. and Crestview Advisors, L.L.C.

Messrs. Binderow, Delaney, Hurst and DeMartini were issued shares under the 2018 Stock Incentive Plan for service on the Issuer’s board of directors. The shares were fully vested as of the date of issuance. Each of Messers. Binderow, Delaney, Hurst and DeMartini has assigned all rights, title and interest in 22,267 such shares of Common Stock to Crestview Advisors, L.L.C., which holds such shares directly.

Each reporting person disclaims beneficial ownership of the reported securities except and to the extent of its pecuniary interest therein.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. The percentage herein is based on 64,709,914 shares of Common Stock outstanding as of April 30, 2024 as reported in the Issuer’s Form 10-Q filed May 10, 2024.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

On July 8, 2024, the Issuer, Amundi Asset Management S.A.S, a French sociéte par actions simplifiée (“Seller”), and, solely for certain provisions thereof, Amundi S.A., a French sociéte anonyme (“Amundi Parent,” and together with Seller, the “Amundi Parties”) , entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Seller will contribute to the Issuer all of the shares (the “Amundi US Shares”) of Amundi Holdings US, Inc., a Delaware corporation (“Amundi US”). Amundi US owns Amundi Asset Management US, Inc. and Amundi Distributor US, Inc. At the closing of the transactions contemplated by the Contribution Agreement (the “Closing”), in exchange for the Amundi US Shares, the Issuer will issue to Seller a number of (a) newly issued shares of Common Stock and (b) newly issued shares of a new class of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share, of the Issuer, equal in the aggregate to 26.1% of the Issuer's fully diluted shares after giving effect to that share issuance.

In connection with entering into the Contribution Agreement, Seller entered into voting agreements with (i) Crestview Victory, L.P. and Crestview Advisors, L.L.C. (collectively, “Crestview” and such agreement, the “Crestview Voting Agreement”) and (ii) the Employee Shareholders Committee of the Issuer and certain executives of the Issuer. Pursuant to the Crestview Voting Agreement, Crestview agreed to vote the shares of Common Stock covered by the Crestview Voting Agreement as of the record date for a special meeting of the Issuer's stockholders (a) in favor of the Share Issuance and the Charter Amendments (in each case, as defined in the Contribution Agreement) and (b) against any competing proposal, in each case, subject to the terms and conditions set forth therein. Additionally, under the Crestview Voting Agreement, Crestview has agreed, for so long as Seller retains the right, following the Closing, to nominate any person for election to the board of directors of the Issuer (the "Board") pursuant to the shareholder agreement to be entered into between the Issuer and Seller at Closing, not to nominate any person for election to the Board in lieu of, or in a contested election with, such nominee of Seller.

By virtue of the Crestview Voting Agreement, the reporting persons may be deemed to be part of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with the Amundi Parties. This filing should not be deemed an admission that any reporting person is a member of a “group” (within the meaning of Rule 13d-5(b)(1) adopted pursuant to the Act) with any Amundi Party or has beneficial ownership of the any equity securities of the Issuer held by any Amundi Party.

The foregoing summary of the terms of the Crestview Voting Agreement should be read in conjunction with the full text of the Crestview Voting Agreement, which is incorporated herein by reference to Exhibit 3 to that certain Schedule 13D, filed by the Amundi Parties on July 15, 2024, with respect to the Issuer.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2024

CRESTVIEW PARTNERS II GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW VICTORY, L.P.

By:	Crestview Victory GP, LLC, its general partner

By:	/s/Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel

CRESTVIEW ADVISORS, L.L.C.

By:	/s/Ross A. Oliver
Name:	Ross A. Oliver
Title:	General Counsel